Mail Stop 3651

      February 8, 2006


Via U.S. Mail

Edmund Taylor
Credit Suisse First Boston Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

Re:  	Credit Suisse First Boston Mortgage Securities Corp.
	Registration Statement on Form S-3
	Amendment No. 1
Filed January 13, 2006
	File No. 333-129918

Dear Mr. Taylor:

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement

1. We note the revisions you made in response to comment 2 of our letter dated December 20, 2005. Please relocate the "Affiliations" disclosure to an appropriate section of the document separate from "Risk Factors."

2.	Similarly, while we note your revisions in response to our
prior
comment 5, please revise both the summary section and the body of your prospectus supplement to present a separate discussion of subordination. See Items 1103(a)(3)(ix) and 1114(a)(4) of
Regulation
AB.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3454.


								Sincerely,



						                        Sara D.
Kalin
												Branch
Chief-Legal



cc:	via facsimile
	Pat T. Quinn, Esq.
	Cadwalader, Wickersham & Taft
	(212) 504-6666



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Credit Suisse First Boston Mortgage Securities Corp. (333-129918)
February 8, 2006
Page 1